Exhibit 99.3

*** Exercise Your Right to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the

Annual General Shareholder Meeting to Be Held on May 31, 2018.

ATENTO S.A.

ATENTO S.A. 4 RUE LOU HEMMER L-1748 LUXEMBOURG FINDEL GRAND-DUCHY OF LUXEMBOURG RCS LUXEMBOURG B.185.761

Meeting Information
Meeting Type: Annual General Meeting
For holders as of: April 6, 2018
Date: May 31, 2018 Time: 10:00 AM Central European Time
Location: 4 rue Lou Hemmer
L-1748 Luxembourg Findel Grand-Duchy of Luxembourg RCS Luxembourg B.185.761

You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at www.proxyvote.com or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

— Before You Vote — How to Access the Proxy Materials
Proxy Materials Available to VIEW or RECEIVE:
NOTICE AND PROXY STATEMENT INDEPENDENT AUDITOR’S REPORT LETTER TO SHAREHOLDERS
ANNUAL REPORT ON FORM 20-F FINANCIAL STATEMENTS

How to View Online:
Have the information that is printed in the box marked by the arrow (located on the following page) and visit: www.proxyvote.com.

How to Request and Receive a PAPER or E-MAIL Copy:
If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:
1) BY INTERNET:	www.proxyvote.com
2) BY TELEPHONE:	1-800-579-1639
3) BY E-MAIL*:	sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before May 17, 2018 to facilitate timely delivery.

— How To Vote — Please Choose One of the Following Voting Methods

Vote In Person:    Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to www.proxyvote.com. Have the information that is printed in the box marked by the arrow (located on the following page) available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

Voting Items

The Board of Directors recommends you vote FOR the following:

1.	Approval of the report of the Board of Directors in respect of the stand-alone and consolidated annual accounts of the Company as at December 31, 2017;

2.	Approval of the auditor's report for the stand-alone and consolidated annual accounts of the Company as at December 31, 2017;

3.	Approval of the stand-alone and consolidated annual accounts of the Company as at December 31, 2017;

4.	Allocation of the results for the financial year 2017;

5.	Ratification of the declaration of the interim dividend approved by the Board of Directors on October 31, 2017;

6.	Discharge of liabilities granted to the directors of the Company in respect of the financial year 2017;

7.	Renewal of the mandates of Class I directors of the Company for the next term:

7a.	Re-electing Thomas Iannotti as Class I director of the Company for a term ending at the Annual General Meeting of Shareholders in 2021;

7b.	Re-electing David Garner as Class I director of the Company for a term ending at the Annual General Meeting of Shareholders in 2021;

8.	Renewal of the mandate of the independent auditor of the Company; and

9.	Approval of fees to members of the Board of Directors, serving as directors of the Company and members of the Company's committees, in the same aggregate amount as paid in respect of the financial year ended as at December 31, 2017 and the related power granted to the Board of Directors to allocate such amounts between the directors of the Company.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.